May 24, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (314) 612-2229

Mr. Jerry S. Von Rohr
President and Chief Executive Officer
Reliance Bancshares, Inc.
10401 Clayton Road
Frontenac, MO 63131

Re: **Reliance Bancshares, Inc.**
Registration Statement on Form 10
Filed April 27, 2007
File No. 000-52588

Dear Mr. Von Rohr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business
General, page 4

1.   Please elaborate on your primary sources of income in order to provide shareholders with a clear understanding of your business. Consider including a table which clearly sets forth each material business segment and the percentage income you derive from such segment.

Market Area Approach to Geographic Expansion, page 5

2.   Please expand your disclosure regarding your two primary market areas to provide a stronger basis for your conclusions that the St. Louis region and Southwest Florida will continue to be attractive markets for your banks. For example, disclose any material information on the population characteristics and economic trends of the areas you serve, including information and trends relating to population growth or decline, aging and per capita income. Describe any material changes in these factors. Describe more broadly the nature of employment in those areas. Please disclose any specific reports or data on which you rely. We note, as a particular example, your statement that according to the St. Louis Federal Reserve, the St. Louis region is experiencing a surge in household wealth, for which you provide no specific statistics nor cite any particular report, date, or context.

Forward-looking Statements, page 2

3.   We note your reference to the Section 21E of the Securities Exchange Act of 1934. Please delete all reference to this safe harbor. It is inapplicable in this context, because Reliance Bancshares is not currently a reporting company. See Section 21E(a)(1) of the 1934 Act.

Risk Factors; General, page 9

4.   Please disclose any material exposure the bank has to the subprime mortgage market.

5.   We note from page 30 that you sell long-term, fixed-rate loans but retain short-term, adjustable-rate loans. Please consider including a risk factor which addresses the volatility of these particular loans and any higher default percentage.

The Building of Market Share Through Our Branching, page 10

6.   Please disclose the estimated costs of opening ten to thirteen new branches in the next 24 months.

If the value of real estate in the St. Louis and Ft. Myers metropolitan areas…, page 10

7.   Please disclose what percentage of your loan portfolio is collateralized by real estate in the St. Louis and Ft. Myers areas respectively.

Risk Management; Credit Risk Management, page 29

8.   Please discuss the varying degrees of risk presented by the different types of loans that you offer (e.g., residential vs. commercial vs. construction).

9. Please provide more details with regard to your "strong underwriting process" to which you refer in the last paragraph on page 31.

10. Please disclose the procedure for the authorization of loans, and any limits on lending to a single borrower.

Credit Risk Management, page 30

11. We note the significant increase in your total non-accrual loans to $5.0 million at December 31, 2006, $3.0 million at December 31, 2005 and $1.6 million at December 31, 2004. In light of this significant increase, please revise this section to more fully explain the following:

    - disclose the reasons why the increases took place (economic, concentration of lending, one significant borrower(s), or other);
    - quantify and discuss any particular large dollar loan(s) as defined by management, including reference to the type of borrower, loan classification and management's plans for working out the loan or the possibly of charge-off and/or a related foreclosure;
    - quantify the related amounts of non-accrual loans by category for the latest two fiscal year-ends and discuss the existence of any trends noted by management not otherwise apparent by your current disclosures; and
    - provide bridging disclosure to your discussion of delinquent and potential problem loans, including how these loans may or may not be indicative of future non-accrual loans and how you are attempting to workout both non-accrual and potential problem loans.

Liquidity and Rate Sensitivity Management, page 36

12. Based upon your gap analysis on page 37, it appears a significant portion of your time deposits at December 31, 2006 mature and/or re-price during the next 12 months. Please revise your liquidity discussion to describe your retention plan for time deposits and its impact on liquidity.

Directors and Executive Officers, page 51

13. In accordance with Item 402(k)(3), please provide narrative disclosure along with the table you have presented which addresses: "standard compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance); and whether any director has a different compensation

arrangement, identifying that director and describing the terms of that arrangement."

14.   We note the biographical information you have provided for Daniel S. Brown. Given that Mr. Brown appears to have been 37 when joining the bank, it seems implausible that he had "20 years of prior banking experience as Senior Vice President…and Vice President" of leading banks. Please confirm this information is accurate or revise as necessary.

Independence of Members of the Board of Directors, page 54

15.   Please move your disclosure regarding director independence to the section entitled "Certain Relationships and Related Transactions, and Director Independence," as stipulated by Item 7 of Form 10.

16.   Please revise in accordance with Item 407(a)(1)(ii) of Regulation S-K.

Executive Compensation
Compensation Philosophy and Design, page 55

17.   We note you have set forth your compensation philosophy; please describe how you believe the various elements of compensation you use address each of these objectives.

18.   In addition, in accordance with Item 402(b)(1)(v), please disclose how you determine the amount (and where applicable, the formula) for each element to pay.

19.   You have disclosed that Mr. Von Rohr conducts his own market survey and then makes suggestions regarding salary to the compensation committee. Please disclose whether these suggestions pertain only to Mr. Oberkfell and Mr. Tate or whether he also makes recommendations with regard to his own salary. In addition, we note the compensation committee does not use any consultant; please disclose whether the compensation committee conducts any research of their own in making salary determinations or solely relies on the data compiled by Mr. Von Rohr.

20.   Please elaborate on how the compensation committee determines other elements of compensation aside from base salaries. For example, you have disclosed that the committee grants bonuses to executive officers based on performance; please elaborate as to how these bonuses are determined and disclose any benchmarking by the committee to evaluate performance. See 402(b)(2).

Chief Executive Officer Compensation, page 57

21.   Please explain what you mean by "additional terms of Mr. Van Rohr's employment" apart from his employment agreement.

22.   It is not clear why you refer to Mr. Von Rohr's "base compensation" as $250,000, yet the Summary Compensation Table lists his salary at just under that amount. Please revise to clarify.

23.   We note that Mr. Von Rohr's total compensation, particularly his bonus, is notably greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission stated that material differences in the compensation policies between the named executive officers should be discussed. Please revise your Compensation Discussion and Analysis to directly address this difference. Please also refer to Item 402(b)(2)(viii).

Consolidated Financial Statements

General

24.   Please note the updating requirements of Rule 3-12 Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

25.   Please include a signed report from your accountants. Refer to Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-17

26.   Please quantify and describe for us, on a supplemental basis, the nature of the items included in the line item "other operating activities, net" for 2006 and 2005.

Note 13 – Litigation, page F-27

27.   We note your disclosure that various legal claims have arisen which, in the opinion of management, will not result in any material liability to the company. Please revise to disclose whether, in the opinion of management, these legal claims could result in a material impact to the company's results of operations. Disclose pending legal claims for which no accrual is made or if an exposure to loss exists in excess of the amount accrued if there is at least a reasonable possibility that a loss or an additional loss may have been incurred. Refer to paragraph 10 of SFAS 5.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney at (202) 551-3449 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3436 with any other questions.

Sincerely,

Gregory Dundas
Staff Attorney

cc: David Braswell
        Armstrong Teasdale LLP
        One Metropolitan Square
        Suite 2600
        St. Louis, Missouri 63102-2740